Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

July 19, 2024

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd.
Response to the Staff’s comments on Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 20, 2024
CIK No. 0001982960

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 10, 2024 on Amendment No. 1 to the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) confidentially submitted on July 20, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer

	19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

July 19, 2024

Draft Registration Statement on Form F-1

Risk Factors

Our success depends on acquiring new customers..., page 13

1.

We note your response to prior comment 3 and that three customers accounted for approximately 40.1%, 20.0% and 14.6%, respectively, of your total revenues for the year ended December 31, 2023. Please file your agreements with these customers as exhibits to the registration statement or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that its agreements with these customers were entered into in the ordinary course of its business and do not fall under any of the categories provided under Item 601(b)(10)(ii) of Regulation S-K and, as such, are not required to be filed as exhibits to the registration statement. The Company does not believe its business is substantially dependent, as defined under Item 601(b)(10)(ii) of Regulation S-K, on any of these customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 48

2.

It appears that your number of customers has decreased approximately 36% from 2022 to 2023. Please tell us whether management monitors customer and/or revenue retention rates when assessing the performance, and if so, what consideration was given in quantifying and discussing such metrics. Refer to SEC Release No. 33-10751.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 48 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 50

3.

It appears that your days sales outstanding (DSO) for fiscal years 2023 and 2022 were approximately 72 and 70 days. Please revise to disclose your DSO and explain why it has significantly exceeded your typical payment terms of 30 days.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50 of the Revised Draft Registration Statement.

July 19, 2024

Business

Our Customers, page 58

4.

We note that your total number of customers has decreased every year since 2021. Please disclose the reason for such decrease and to the extent you anticipate this trend continuing, discuss the impact it may have on your long-term success.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 58 of the Revised Draft Registration Statement.

Consolidated Financial Statements of Knorex Ltd

Consolidated Balance Sheets, page F-3

5.

We note your response to prior comment 12. Please revise your financial statements throughout, including the balance sheet and all relevant footnotes, to retrospectively adjust and give effect to the full reorganization, which appears to include the change in your authorized share capital from 5,000,000 to 100,000,000 ordinary shares. Refer to SAB Topic 4.C.

In response to the Staff’s comment, the Company has revised the referenced disclosure throughout, including the balance sheet and all relevant footnotes, of the Revised Draft Registration Statement, to retrospectively adjust and give effect to the change in our authorized shares capital from 5,000,000 to 100,000,000 ordinary shares.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC